LAW OFFICES OF
                                DAVID J. LEVENSON
                              7947 Turncrest Drive
                             Potomac, Maryland 20854

Admitted: MA, DC and VA                                             301-299-8092
 (Not Admitted: MD)                                            fax: 301-299-8093
                                                             levensonfam@msn.com

                                  June 27, 2006

Michael Clampitt, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20459

Re:   Diamond Ranch Foods, Ltd.
      File No. 000-51206

Dear Mr. Clampitt:

      Joseph Maggio, Chairman and Chief Executive Officer of Diamond Ranch Foods, Ltd. (the "Company"), has asked me to respond to your comment letter dated June 8, 2006. In your letter, you note that the Company filed a Form 15 on February 17, 2005 and completed an unregistered sale of securities in reliance on Section 504 of Regulation D on June 3, 2004; you then question that reliance, pointing out that the exemption from registration is available only to "an issuer that is not...[s]ubject to the reporting requirements of Section 13 or 15(d) of the [Securities] Exchange Act [of 1934]." Rule 504(a)(1). You therefore request an explanation of how the Company could rely on the exemption. For the reasons set forth below, I respectfully submit that under the facts and circumstances presented, the Company acted in good faith and reasonably in believing that it was not subject to the reporting requirements on June 3, 2004 and that the Rule 504 exemption was available.

      An examination of the public files of the Commission reveals confusing circumstances that are involved in the stated basis for your question; that examination also provides an explanation for the Company's good faith and reasonable reliance upon the exemption from registration afforded by Rule 504. That examination also reveals that even the persons who are responsible for the Commission's EDGAR operations and the Commission's staff, as well as the Company, apparently were confused too, resulting in the Company's having two separate file numbers.

      The public files disclose that the Company filed a Form 10-SB on November 29, 2004, assigned File No. 000-04766, and another Form 10-SB on March 16, 2005, assigned File No. 000-51206. The Company's filing a Form 10-SB on November 29, 2004 clearly supports the proposition that Company reasonably believed that its securities were not registered pursuant to Section 12(g) at that time. Accordingly, there should be no dispute that it was reasonable for the Company to believe that it was not subject to the reporting requirements on June 3, 2004, more than five months earlier. The two separate registration and reporting files are briefly described below.

      File No. 000-04766. Jerry's, Inc. had a class of securities registered pursuant to Section 12(g) and it filed reports with the Commission in File No. 000-04766. The last filing made by Jerry's was a Form 12b-25 notification of late filing of its 1997 annual report, on Februry 3, 1998. Jerry's, Inc. ceased operations in 1998 and never filed that annual report. It was dormant until March 2004, when it changed its domicile to Nevada and its name to Diamond Ranch Foods, Ltd. On May 1, 2004, Diamond Ranch Foods, Ltd. acquired MBC Foods, Inc. in exchange for restricted securities and it has since continued the meat distribution and processing business of MBC Foods, Inc. The persons affiliated with MBC Foods, Inc. became (and continue to serve as) officers, directors and shareholders of Diamond Ranch Foods, Ltd. (and Diamond Ranch Foods, Ltd. became the "Company").

      As you noted in your letter, on June 3, 2004, following the acquisition of MBC Foods, Inc., the Company sold securities without registration in reliance upon the exemption afforded by Rule 504. At that time, following almost six years without any operations and without Jerry's making any filings with the Commission, the officers and directors of the Company apparently considered that registration of its securities pursuant to Section 12(g) was no longer effective and that the Company was not subject to the reporting requirements on June 3, 2004. There is no other reasonable or logical explanation for the Company's filing a registration statement on Form 10-SB on November 29, 2004

      Thus, it is readily apparent that as of November 29, 2004, when the Company filed a "new" registration statement on Form 10-SB, that the Company believed that it did not have a class of securities registered pursuant to
Section 12(g) and that it therefore was not subject to the reporting requirements before that date, including on June 3, 2004 when it sold unregistered securities in reliance upon the Rule 504 exemption. Otherwise, the Company's filing the "new" Form 10-SB makes no sense whatsoever. This conclusion is supported by the Company's filing a Form RW to withdraw that registration statement on December 17, 2004, stating in the Form RW that it did so pursuant to the Commission's letter dated December 13, 2004 and also confirming its intent to file a further registration statement at a later date - even though such a filing should have been considered unnecessary and duplicative in view of Jerry's apparently having a class of securities already registered pursuant to
Section 12(g) in this File No. 000-04766.

      Nevertheless, continuing the confusing circumstances, on February 17, 2005 the Company filed a Form 15 to terminate its reporting obligations in File No. 000-04766. The Commission apparently also terminated File No. 000-04766.

      File No. 000-51206. On March 16, 2005, the Company filed another, "new" Form 10-SB, which was assigned File No. 000-051206. This "new" registration statement was the subject of review and written comment letters by the Commission staff and amendments filed by the Company - despite the fact that the Company's securities apparently already were registered pursuant to Section 12(g) in File No. 000-04766. But that "fact" apparently was overlooked or ignored by EDGAR operations and the Commission staff as well as by the Company, creating more confusing circumstances, when this "new" registration statement was assigned File No. 000-051206. The Company was not told then that it already had a class of securities registered pursuant to Section 12(g) and that it already was subject to the reporting requirements, in File No. 000-04766. All of them, EDGAR operations, the Commission staff and the Company, apparently considered the Form 10-SB filed on March 16, 2005 a "new" filing - and that File No. 000-04766 did not exist. A registration statement on Form 10-SB apparently was unnecessary or duplicative in File No. 000-04766, but was "OK" in File No. 000-51206.

      Under these confusing circumstances, there should be no dispute that the Company could believe reasonably that it was not subject to the reporting requirements on June 3, 2004 and therefore also could believe, reasonably and in good faith, that the exemption from registration afforded by Rule 504 was available on that date. Otherwise, there was no reason to file a registration statement on Form 10-SB on November 29, 2004.

      During the period from March 16, 2005, when the "new" Form 10-SB was filed, to the present, the Company has filed amendments in response to comments of the Commission staff and the Commission staff has continued to review and comment on those amendments; the Company also has filed all reports required to be filed by Section 13 or 15(d) during that period. These filings were reported in File No. 000-51206 and not in File No. 000-04766.

      Under these facts and circumstances presented, based solely on the Commission's public EDGAR files, there should be no dispute that the Company could reasonably believe that it was not subject to the reporting requirements on June 3, 2004 when it sold unregistered securities in reliance upon Rule 504. There also should be no dispute that the Company acted in good faith and reasonably in attempting to comply with Rule 504. The Company's filing a Form 10-SB on November 29, 2004 supports the proposition that the Company believed that it did not have a class of securities registered pursuant to Section 12(g) before November 29, 2004. There can be no other explanation for that filing. Accordingly, there should be no dispute that the Company could believe, in good faith and reasonably, that it was not subject to the reporting requirements on June 3, 2004, more than five months before it filed the Form 10-SB. Indeed, EDGAR operations and the Commission staff treated the "new" Form 10-SB filed on March 16, 2005 as a new and unrelated filing, thereby in effect confirming the Company's good faith and reasonable belief that it did not have a class of securities registered pursuant to Section 12(g) before that date and therefore that it still was not subject to the reporting requirements on June 3, 2004.


                                   **********

      In conclusion, for the reasons set forth above, I respectfully submit that reason, logic and perhaps even common sense provide an acceptable and satisfactory explanation for the Company's good faith and reasonable belief that Rule 504 was available for the sale of unregistered securities on June 3, 2004.

      Finally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Thank you for your attention. If there is any question, please do not hesitate to contact me.


                                               Sincerely,

                                               David J. Levenson


Cc:   Joseph Maggio, Chairman and Chief Executive Officer
      Richard Daniels, Esq.